COMCAM INTERNATIONAL, INC.

1140 McDermott Drive, Suite 200, West Chester, Pennsylvania 19280

        phone: (610) 436-8089 fax: (610) 436-8079

May 2, 2007

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C.

20549

Attention: Mary K. Fraser, Esq.

Via Facsimile (202) 772-9217

Re: ComCam International, Inc.

      Amendment No. 3 to Form 10-SB Registration Statement

      File No. 0-51763

Dear Ms. Fraser:

Thank you for your comments dated March 13, 2007, related to the ComCam International, Inc. (the “Company”) disclosure on our Form 10-SB Amendment No. 3 Registration Statement filed on February 13, 2007.

We do hereby submit this response letter and two redlined and two black lined copies of our Form 10-SB Amendment No. 4 Registration Statement which was filed electronically on April 30, 2007.

Please direct copies of all responses and any additional comments to the following address and fax number:

      Don Gilbreath

      Chief Executive Officer

      ComCam International, Inc.,

      1140 McDermott Drive

      West Chester, Pennsylvania 19380

      Telephone: (610) 436-8089

      Facsimile: (610) 436-8079

The following pages contain our detailed responses to your comments.

Financial Statements

Note 5 – Notes Payable, page F-11

1.

Refer to your response to comment three. Please provide a more detailed discussion of how you determined the fair value used to determine the accounting treatment applied to these notes and the associated warrants. For instance, tell us where you derived the “closing price” on June 22, 2005 that you used to perform your calculations. Further, clarify exactly which legal entity represents the “Subsidiary” and which legal entity represents the “Company” in this discussion. Also provide us the “nominal amount” generated when you applied the Black-Scholes model to these warrants.

      Response:

We refer you to our response letter dated June 26, 2006 filed in response to comment thirty seven of your letter dated February 24, 2006 to provide a more detailed discussion of how we determined the fair value used to determine the accounting treatment applied to the notes and associated warrants, as follows:

      “Notes to Financial Statements – page F-8

        Note 1- Organization and Summary of Significant Accounting Policies – page F-8

37.	In connection with the ACC agreement described on page 24 under Recent Sales of Unregistered Securities please provide us the following information and revise your filing as appropriate:

o	Please describe how you allocated the proceeds between the convertible promissory note and the warrants issued. Quantify and discuss any significant assumptions underlying your allocation and elaborate on the conditions under which the warrants issued may be redeemed, and at whose option.

Response: The Securities Purchase Agreement dated June 22, 2005 is among ComCam, Inc. (parent and reporting entity), ComCam International, Inc. (wholly-owned subsidiary), and ACC Investors, LLC. The Convertible Secured Promissory Note is between ComCam International, Inc. (wholly-owned subsidiary), and ACC Investors, LLC. The Warrant to purchase common stock of ComCam International, Inc. is between ComCam International, Inc. (wholly-owned subsidiary), and ACC Investors, LLC.

The parent and subsidiary have entered into these agreements to potentially convert and exercise into the common stock of the consolidated subsidiary, ComCam International, Inc. We determined that the applicable accounting literature related to this transaction was EITF 00-6, “Accounting for Freestanding Derivative Financial Instruments Indexed to, and Potentially Settled in, the Stock of a Consolidated Subsidiary,” and EITF 99-1, “Accounting for Debt Convertible into the Stock of a Consolidated Subsidiary.” We determined that EITF 00-19 does not apply to these instruments in this specific transaction.

In assessing the convertible debt terms pursuant to EITF 99-1, we concluded the following:

o	Pursuant to paragraphs 3 and 4 of EITF 99-1, “the conversion feature on the shares of the stock of a consolidated subsidiary is not permitted to be separated from the debt instrument and accounted for as a derivative instrument… pursuant to SFAS No. 133, since a separate instrument with the same terms as the embedded instrument meets the exception in paragraph 11(a) of SFAS 133.”

o         As such, we have not bifurcated and accounted for the conversion feature as an embedded derivative.

In assessing the warrant pursuant to EITF 00-6, we noted and concluded the following:

o	The warrant appears to call for physical settlement, or in other words, delivery of the consolidated subsidiary’s common shares, upon exercise.

o        The shares of the consolidated subsidiary are not readily convertible to cash (see paragraphs 6(c), 9 and 57(c) of SFAS 133).

o	Pursuant to paragraph 3 of EITF 00-6, the warrant exercisable into shares of the subsidiary’s common stock should be analyzed under SFAS 133 as a potential derivative instrument. However, as noted in paragraph 4 of EITF 00-6, and paragraphs 6(c), 9 and 57(c) of SFAS 133, as the shares of the consolidated subsidiary are not readily convertible into cash, the warrant does not meet the definition of a derivative as it does not meet the provision for net settlement. As such, the warrant does not qualify for derivative accounting.

Pursuant to EITF 98-5 and 00-27, we determined that there is not a beneficial conversion feature based on the following analysis:

o	The parent’s only business is transacted by its subsidiary. We have assumed that the value of the parent’s common stock, as determined by stock quotes for the parent company, is a reasonable approximation of the value of the subsidiary’s common stock.

|X|	The value of the parent company’s common stock on June 22, 2005 as evidenced by the closing price was $.025. The number of outstanding shares on June 30, 2005 was 26,878,634, which is a reasonable approximation of the shares outstanding on June 22, 2005. This equates to $671,966 as the fair value of all outstanding common shares. This is assumed to approximate the value of the subsidiary’s common stock as well, as noted above.

|X|	ComCam International, Inc. (subsidiary) had 5,770,980 outstanding shares of common stock as of June 22, 2005, and has 100,000,000 common shares authorized.

|X|	Using $671,966 as the value of the subsidiary’s common shares equates to a value of $.116 per common share of the subsidiary’s stock.

o        The value of the warrant is calculated as $147,815, using a Black-Scholes option pricing model, using the following inputs:

|X|	Volatility of 237%, using ComCam, Inc.‘s (parent’s) closing stock prices since June 3, 2002, the approximate date of the purchase of ComCam, International, Inc.

|X|	Exercise price of $.069 for the $400,000 warrant and $.087 for the $500,000 warrant, as defined and calculated per the warrant agreement, which is defined as $400,000 or $500,000 divided by the number of subsidiary common shares outstanding at the time of exercise, using 5,770,980 as the amount of outstanding common shares, see above.

                              |X|                  Estimate life of 10 years, which is equal to the contractual life for purposes of conservatism.

|X|	Risk-free interest rate of 4.1%, obtained from the 10-year constant maturity treasury rate as of the week ended June 17, 2005, as obtained from http://www.federalreserve.gov/releases/h15/20050620/

                               |X|                Calculated value per share of subsidiary common stock of $.116, as noted above.

|X|	Number of subsidiary common shares to be obtained from the warrants as defined and calculated per the warrant agreements, or 22% of the outstanding subsidiary shares at date of exercise, as calculated as 5,770,980 subsidiary shares (see above) multiplied by 22%, or 1,269,616. Note that the value of the warrant per common subsidiary share ($.116) is equal to the subsidiary share price ($.116), which is the most conservative valuation possible under the Black-Scholes option pricing model.

o	There is not a beneficial conversion feature as the effective conversion rate is greater than the stock price as of June 22, 2005 as follows:

|X|	The debt’s gross value is $1,100,000, and the warrant’s fair value is $147,815, as noted above, for a total fair value of $1,247,815.

|X|	The assigned relative fair values are $969,695 (88.15% of $1,100,000) for the debt, and $130,305 (11.85% of $1,100,000) for the warrant.

|X|	The number of subsidiary common shares that can be obtained, pursuant to the respective agreements, is 33% of the outstanding subsidiary common stock after considering the effects of the conversion. At June 22, 2005, there were 5,770,980 shares of subsidiary common stock outstanding, thus 2,842,243 subsidiary shares could be obtained on conversion.

|X| The effective conversion rate is $.34 (= $969,695 allocated fair value of the debt divided by 2,842,243 subsidiary shares).

|X| The subsidiary stock price is $.116, as noted above.

|X| As the effective conversion rate is greater than the stock price, there is no beneficial conversion feature.”

Further, in order to perform the fair value calculation, we derived the “closing price” on June 22, 2005, from the closing price of ComCam, Inc.‘s common stock on that date as quoted on the Over the Counter Bulletin Board.

The footnote disclosures in our most recent Form 10-KSB filing have been revised to better distinguish ComCam International, Inc. from our parent company, ComCam, Inc.

The “nominal amount” generated when applying the Black-Scholes model to the warrants was $130,305. The financial statements for the years ended December 31, 2006 and 2005 have been adjusted to account for this value. The 2005 statements were restated.

2.     In addition, please revise your disclosure to include the number of shares as the latest balance sheet date into which these notes are convertible and for which these warrants may be exercised. Clarify in your disclosure what happens under the guidance of EITF 000-27 each time additional shares are issued and the conversion price adjusts related to these instruments.

      Response:

The notes payable footnote to the financial statements in our most recent Form 10-KSB filing has been revised to include the number of shares as of the latest balance sheet date into which the notes are convertible and for which the warrants may be exercised. In addition, the disclosure now explains what happens under EITF 00-27 each time additional shares are issued and the conversion price adjusts.

We do hope that the information provided above is responsive to your comments. Should you have any additional comments or questions regarding the Company’s filing on Form 10-SB Amendment No. 4, please contact us. We may be reached at (610) 436-8089.

Sincerely,

/s/ Don Gilbreath

Don Gilbreath

Chief Executive Officer